May 9, 2006

Mail Stop 6010


Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer
BioMimetic Therapeutics, Inc.
389-A Nichol Mill Lane
Franklin, Tennessee 37067

Re:	BioMimetic Therapeutics, Inc.
	Amendment No. 3 to Registration Statement on Form S-1
	Filed May 8, 2006
	         File No. 333-131718
Dear Dr. Lynch:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 50
1.	Regarding your disclosure in response to prior comment 6.
* We note that "many" of the contingencies have not yet occurred. With a view towards disclosure, please tell us the effect of those that have occurred.
* We note that your net milestone payment disclosure assumes that all contingencies are met. With a view towards disclosure, please tell us about any material effect of only partial satisfaction of the contingencies.

Intellectual Property, page 71
2. With a view toward clarifying disclosure, please tell us the expiration date and scope of each of your owned and licensed patents.

Description of Capital Stock, page 100
3.	Please file the Certificate of Incorporation reflecting the
changes made in your amendment.

Exhibit 5.1

4.	We reissue prior comment 17 in part.  We note that the
opinion
remains conditioned on the sale occurring not only in the manner described in the registration statement but also "in accordance with the resolutions adopted by the Board..." It remains unclear why this additional condition is necessary and appropriate. How will these resolutions differ from what is described in the registration statement?

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Kristin Lochhead at (202) 551-3664 or in her absence, Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3672
with any other questions.
      Sincerely,




      Russell Mancuso
      Branch Chief

cc:  	Anna T. Pinedo
       	James R. Tanenbaum